EXHIBIT 99.1

Brookfield Wealth Solutions Announces Completion Of Three-For-Two Stock Split

BROOKFIELD, NEWS, Oct. 09, 2025 (GLOBE NEWSWIRE) -- Brookfield Wealth Solutions Ltd. (NYSE, TSX: BNT) today announced the completion of its three-for-two stock split of its class A exchangeable limited voting shares (the “class A shares”). The stock split was implemented by way of subdivision of the class A shares. Each shareholder received one-half of a class A share for each class A share held (i.e. one additional class A share for every two shares held). Fractional shares will be paid in cash based on the closing price of the class A shares on the Toronto Stock Exchange on the record date, October 3, 2025. The class A shares will trade on a post-split basis as of market open on Friday, October 10, 2025.

About Brookfield Wealth Solutions
Brookfield Wealth Solutions Ltd. (NYSE, TSX: BNT) is focused on securing the financial futures of individuals and institutions through a range of retirement services, wealth protection products and tailored capital solutions. Each class A exchangeable limited voting share of Brookfield Wealth Solutions is exchangeable on a one-for-one basis with a class A limited voting share of Brookfield Corporation (NYSE, TSX: BN). For more information, please visit our website at bnt.brookfield.com or contact:

Media
Kerrie McHugh: E kerrie.mchugh@brookfield.com | M +1 212 618 3469

Investor Relations
Rachel Schneider: E rachel.schneider@brookfield.com | M +1 416 369 3358